Divakar Gupta +1 212 479 6474 dgupta@cooley.com	Via EDGAR and Overnight Courier

May 7, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention:	Ms. Dorrie Yale
Mr. Joe McCann
Mr. Mark Brunhofer
Ms. Mary Mast

Re:	Prevail Therapeutics Inc.
Draft Registration Statement on Form S-1
Submitted on March 27, 2019
CIK No. 0001714798

Ladies and Gentlemen:

On behalf of Prevail Therapeutics Inc. (the “Company”), we are providing this letter in response to a letter, dated April 23, 2019 (the “Comment Letter”), received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) with respect to the Company’s Draft Registration Statement on Form S-1, as confidentially submitted to the Staff on March 27, 2019 (the “Draft Registration Statement”). The Company is concurrently submitting Amendment No. 1 to the Draft Registration Statement (the “Amended Draft Registration Statement”), which reflects changes made in response to certain of the comments contained in the Comment Letter and certain other changes. We are also sending the Staff a copy of this letter, along with a copy of the Amended Draft Registration Statement, which is marked to show all changes made to the Draft Registration Statement.

The numbering of the paragraphs below corresponds to the numbering of the comments in the Comment Letter , which for your convenience we have incorporated into this response letter in italics. Page references in the text of the Company’s responses set forth below correspond to the page numbers of the Amended Draft Registration Statement. Capitalized terms used in this letter but not otherwise defined in this letter have the meanings assigned to them in the Amended Draft Registration Statement.

Draft Registration Statement on Form S-1

Prospectus Summary

Overview, page 1

1.	Your disclosure indicates that you intend to initiate two Phase 1/2 trials for PR001 in PD-GBA and neuronopathic Gaucher disease. Please revise to explain briefly why you plan to proceed to combined Phase 1/2 trials without having conducted any prior Phase 1 trials. Additionally, revise to state whether you have submitted an IND for PR001.

In response to the Staff’s comment, the Company has amended pages 2, 90 and 123 of the Amended Draft Registration Statement. The Company respectfully advises the Staff that it intends to submit an IND for PR001 and enroll patients in initial human trials assessing safety as well as efficacy. The Company further advises the Staff that (1) it is not customary to investigate

Cooley LLP 55 Hudson Yards New York, New York 10001-2157

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U.S. Securities and Exchange Commission

May 7, 2019

Page Two

gene therapy products in healthy volunteers in traditional Phase 1 trials and the U.S. Food and Drug Administration has not required this for other gene therapy programs, and (2) it is inherent in gene therapy, even in initial human trials, to assess preliminary efficacy, which are hallmarks of trials characterized as Phase 2 trials. Because the Company intends to measure investigational biomarkers and exploratory efficacy endpoints in its initial human trials, the Company is appropriately characterizing its proposed clinical trials as Phase 1/2.

2.	Please explain at first use the terms “precision medicine approach” and “capsid serotype.”

In response to the Staff’s comment, the Company has amended pages 1, 2, 77, 90, 91, 92 and 95 of the Amended Draft Registration Statement.

3.	On page 2 of the Summary, you highlight that AAV-based viral vectors have a “well-established” safety profile in humans, and that AAV9 enables “efficient” gene delivery in the CNS. Please balance your Summary presentation on pages 2 and 3 by addressing uncertainties and risks relating to viral vector-based gene therapies. In this regard, we refer to your risk factor disclosures on pages 14 and 20, which address the novelty of gene transduction technologies, the uncertainties surrounding mechanism of action and the ability to meet safety and efficacy levels necessary for therapeutic use in humans, as well as risks relating to immunogenicity.

In response to the Staff’s comment, the Company has amended pages 2, 4, 91, 92 and 95 of the Amended Draft Registration Statement.

4.	With reference to Regulation S-K, Item 503(a), please tell us why you believe that the PR004 product candidate should be highlighted in your Summary pipeline table. We note that you include only a limited narrative discussion of the PR004 candidate in the Summary and it is unclear from your Business discussion on page 109 whether you have identified specific indications to target based on this broad preclinical program.

The Company respectfully advises the Staff that it intends to use proceeds from the proposed offering for the development of PR004 and, as such, believes it is appropriate to include this program in its Summary pipeline table. The Company further advises the Staff that synucleinopathies represent a defined set of diseases that, in the judgment of the Company, are appropriate to identify as potential indications for its PR004 program. The Company is evaluating several potential indications for its initial clinical studies of PR004 and will disclose the specific indication when it is selected.

5.	Please revise the final sentence on page 1 to differentiate the mouse model and the non- human primate testing. In this regard, your disclosures on pages 105-107 indicate that no efficacy testing has been conducted on non-human primates.

In response to the Staff’s comment, the Company has amended pages 1, 2 and 90 of the Amended Draft Registration Statement.

Implications of Being an Emerging Growth Company, page 4

6.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Cooley LLP 55 Hudson Yards New York, New York 10001-2157

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U.S. Securities and Exchange Commission

May 7, 2019

Page Three

The Company respectfully acknowledges the Staff’s comment and will supplementally provide the Staff with copies of any such written communications.

Risk Factors

Our amended and restated certificate of incorporation that will become effective upon the closing of this offering designates. . ., page 66

7.	We note that several statements regarding your exclusive forum provision appear inconsistent with your disclosures on page 156. Accordingly please reconcile your disclosures and note that we may have further comment after reviewing these revised disclosures and your Exhibit 3.3 when filed.

In response to the Staff’s comment, the Company has amended page 66 and 162 of the Amended Draft Registration Statement.

Use of Proceeds, page 71

8.	Please expand your disclosure to state how far the proceeds of the offering will allow you to proceed with the development of your product candidates.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will disclose how far the allocated proceeds of the offering will allow it to proceed with the development of its product candidates prior to the filing and circulation of the Company’s preliminary prospectus to prospective investors.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Significant Judgments and Estimates

Stock-Based Compensation, page 85

9.	Please revise your disclosure of how you estimate the fair value of common stock on page 86 to:

•

Describe the methods you used and the nature of the material assumptions involved. In this regard, your disclosure that your board of directors considered valuations performed by a third-party valuation specialist provides no real insight into how the valuations were derived.

•

Indicate the extent to which your estimates are complex and subjective. In this regard, your statement that your board of directors considered a number of objective and subjective factors provides no real insight into the level of objectivity or subjectivity inherent in your estimates.

In response to the Staff’s comment, the Company has amended pages 86 and 87 of the Amended Draft Registration Statement.

10.	We may have additional comments on your accounting for equity issuances including stock compensation and beneficial conversion features. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to your offering and the estimated offering price. In your response tell us for each equity award (including stock options) granted since January 1, 2018 the following:

•	The date of the award;

Cooley LLP 55 Hudson Yards New York, New York 10001-2157

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U.S. Securities and Exchange Commission

May 7, 2019

Page Four

•	The number of awards granted;

•	The exercise price of the award;

•	The deemed fair value of common stock on the grant date; and

•	The grant date fair value of the award.

The Company respectfully acknowledges the Staff’s comment and will supplementally provide the requested analysis prior to the filing and circulation of a preliminary prospectus once an estimated offering range is available.

Business

Our Approach, page 91

11.	We note your statements on pages 93-94 and elsewhere in your prospectus that AAV- based viral vectors have a well-established safety profile and that an AveXis trial has shown life-saving efficacy. We also note your disclosures concerning third party trials demonstrating acceptable safety profile and efficient gene delivery. Safety and efficacy determinations are solely within the authority of FDA and comparable regulatory authorities. Accordingly, please revise to provide support for each of these statements by identifying relevant clinical trial results and discussing the regulator status of the referenced drug. Alternatively, please revise to remove these statements concerning safety and efficacy.

In response to the Staff’s comment, the Company has amended pages 2, 4, 91, 92 and 95 of the Amended Draft Registration Statement.

Preclinical Studies, page 99

12.	Please expand your narrative discussion of the preclinical studies in CBE-treated mice to explain the dosage amounts administered, including an explanation of the formulas you provide below the accompanying charts.

In response to the Staff’s comment, the Company has amended page 101 of the Amended Draft Registration Statement.

Safety and Biodistribution in Non-Human Primates, page 105

13.	Expand your narrative discussion to state the number of test subjects used in these studies. In addition, revise the “Safety” subsection to describe the dosages used in these studies, including the toxicology studies in healthy non-human primates.

In response to the Staff’s comment, the Company has amended page 108 of the Amended Draft Registration Statement.

PR006, Our Gene Therapy Product Candidate for the Treatment of FTD-GRN, page 107

14.	Please expand your disclosure on page 109 concerning the preclinical studies you are conducting. With respect to the GRN knock-out mouse model, please explain the observed results in greater detail, including whether these results are statistically significant.

Cooley LLP 55 Hudson Yards New York, New York 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

U.S. Securities and Exchange Commission

May 7, 2019

Page Five

In response to the Staff’s comment, the Company has amended pages 112,113 and 114 of the Amended Draft Registration Statement.

License Agreements, page 110

15.	Please revise your descriptions of the GBA1 License and the Option Genes License to disclose the duration of the underlying intellectual property. Also disclose the upfront fees that are payable upon exercise of the options.

In response to the Staff’s comment, the Company has amended pages 116, 117 and 118 of the Amended Draft Registration Statement.

Manufacturing, page 112

16.	We note your disclosure indicating that UPenn and GSK retain certain exclusive and non- exclusive rights under your license agreement. Please revise your discussion here and, if necessary, in your risk factor discussion on page 48, to clarify how these upstream rights impact the development and commercialization of your product candidates.

In response to the Staff’s comment, the Company has amended pages 52, 53, 116 and 117 of the Amended Draft Registration Statement.

Intellectual Property, page 113

17.	We note your disclosures on page 114 concerning pending international patent applications relating to each of your three product candidates. Please revise these disclosures to identify the relevant jurisdictions where you have filed the applications. Also, revise your disclosure on page 114 to indicate whether any of the nine pending U.S. patent applications referenced on page 113 specifically relate to these three product candidates.

In response to the Staff’s comment, the Company has amended page 119 and 120 of the Amended Draft Registration Statement.

General

18.	Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

The Company respectfully acknowledges the Staff’s comment and will supplementally provide the Staff with copies of such materials.

Please contact me at (212) 479-6474 with any questions or further comments regarding our responses to the Staff’s comments.

Cooley LLP 55 Hudson Yards New York, New York 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

U.S. Securities and Exchange Commission

May 7, 2019

Page Six

Sincerely,

/s/ Divakar Gupta

Divakar Gupta

cc:	Asa Abeliovich, Prevail Therapeutics Inc.
Brett Kaplan, Prevail Therapeutics Inc.
Emily Minkow, Prevail Therapeutics Inc.
Marc Recht, Cooley LLP
Alison Haggerty, Cooley LLP
Nathan Ajiashvili, Latham & Watkins LLP

Cooley LLP 55 Hudson Yards New York, New York 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com